Greenberg Traurig

August 6, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: GeneMedix plc. (the "Issuer")
File Number 82-34784

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports as filed in the United Kingdom:

1. Press release dated February 26, 2004, including the preliminary results for the year ended November 30, 2003;

2. Annual Report and Accounts for the year ended November 30, 2003 ;

3. Press release dated April 15, 2004;.

4. Press release dated May 19, 2004;

5. Press release dated May 27, 2004;

6. Press release dated June 22, 2004; and

7. Press release dated June 22, 2004;

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman

dlo 8/10

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DENVER
FORT LAUDERDALE
LOS ANGELES
MIAMI
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
PHILADELPHIA
PHOENIX
SILICON VALLEY
TALLAHASSEE
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
WILMINGTON
ZURICH

www.gtlaw.com

GMX
GeneMedix

File No. 82-34784

press release

Preliminary Results for the year ended 30 November 2003

GeneMedix plc ("GeneMedix" or "the Company"), the UK multi-sourced biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, announces its preliminary results for the year ended 30 November 2003. GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology and novel cell culture.

Highlights for the year

- Significant progress in the Erythropoietin (EPO) process development programme
- Collaborative Agreement signed with Penang Development Corporation of Malaysia to set up a facility for the manufacture of human insulin. Additional cash inflows of $2 million expected shortly.
- Additional funds raised during the period.
- Free cash balances of £1.1 million at 30 November 2003 but £0.5 m short term debt finance received post period. Reduced cash burn.

Post period

- Letter of intent signed for contract manufacturing of biopharmaceutical product in the Irish facility.
- US advisor appointed.
- ADR programme announced.

Paul Edwards, Chief Executive Officer, commented:

"The past 12 months have seen GeneMedix achieve significant success, especially with our EPO, which has allowed us to continue to progress towards our goal of launching a first biogeneric product (Epostim) on the European market by the end of 2006. Whilst we have been concentrating primarily on the European market, an improvement in investor sentiment has made us shift focus more towards the opportunities available in the US.

"Although we have an immediate funding requirement that will require additional cash in-flows to be received within three months, the Directors are confident that the Company will meet the anticipated shortfall. We are actively pursuing a number of opportunities that either offer cash in-flows from commercial or technology out-licensing collaborations, which we believe will meet our needs in both the short and long term. This, coupled with other initiatives to generate cash from under-utilised assets, we believe will underpin our future.

"Overall, we have made further progress towards our aim of becoming an international biogeneric company and, although cash remains tight, the Directors are confident of the Company's prospects."

26 February 2004

ENQUIRIES:

GeneMedix plc — Tel: 01638 663 320
Paul Edwards, Chief Executive Officer

Bankside Consultants — Tel: 020 7444 4140
Michael Padley/Susan Scott

Chief Executive's Report

The past 12 months have seen GeneMedix press forward with its development programmes, and maintain progress towards its goal of getting a first biogeneric product (Epostim) onto the European market by the end of 2006. Whilst we have been focusing primarily on the European market, events over the past few months have made us shift focus more towards the US opportunities. Driven by the well-publicised requirement to reduce healthcare spend, we have noticed an increased public awareness regarding the regulatory pathways for registering "biogenerics" in the USA and, as a result, a marked increase in interest in the biogenerics field from within the US investment community and from the US generic medicines industry.

Statements such as these from Senator Orrin Hatch (Chairman of the Senate Judiciary Committee and co-sponsor of the Hatch-Waxman Act, 1984) and Mark McClellan, FDA Commissioner, have heightened awareness of the need to define a regulatory pathway for these products.

Senator Orrin Hatch said,

> *"Enactment of Medicare prescription drug legislation clears the way for Congress to consider legislation creating mechanisms for rapid review of generic versions of off-patent biologics"*

and,

> *"We must proceed carefully but we must proceed, with the creation of a fast track approval system for off-patent biologic products"*

Mark McClellan was quoted in *BioWorld Today* (2 April 2003) as saying,

> *"The agency's long term goal is to create a regulatory and scientific pathway for generic biologics"*

To capitalise on this increased interest, we have appointed Global Markets Capital Group (GMCG) of New York, as our financial and strategic advisors in the USA, and we are embarking on an American Depositary Receipt programme, to make direct investment in the Company's shares available to the US market.

We see the US interest as a major opportunity for our Company to unlock the value of its product portfolio and to find partners who will help create additional value for the company and fund its development programmes. By these and other means we shall seek to fund the ongoing business and to utilise our existing infrastructure to accelerate revenues.

In response to recent speculation about a possible acquisition of GeneMedix plc, we were required by the Singapore Stock Exchange and UK regulators to issue a number of statements relating to a significant transaction with a potential collaborator, with whom we are in early stage negotiations. This potential partner has an infrastructure in biogenerics that is complementary to GeneMedix' manufacturing and product portfolio, and it would also provide financing opportunities to help us achieve our business plan. This opportunity is exciting in that it potentially gives us access to new products, new markets, additional manufacturing capability and a marketing network, all of which would help us generate revenues at an earlier stage. This potential opportunity is one of a number of initiatives currently being undertaken that are intended to secure the Company's future and to raise additional financing for the ongoing business.

Products and development programmes

We have continued to make significant steps forward in our product development programme for EPO, which is being run out of our facility in Tullamore, Ireland. Our development programme is now nearing completion and we believe we can produce a product, which, under stringent analytical testing, can be shown to be similar in all essential respects to the innovator product. This substantial progress has been made against a background environment that has highlighted the complexity of the technological issues surrounding the establishment of comparable pharmaceuticals in Western Europe. However, we remain confident that our clinical programmes are well designed and that they will enable us to demonstrate

comparability with the marketed product. We have always relied on a strong scientific basis for the design of our clinical strategy, and the scientific advice that we have received from the CPMP, the scientific advisory body to the European Regulatory Agency, on the regulatory pathway for the approval of EPO, Epostim, has strengthened that belief.

We have a projected product launch date for late 2006 in Europe, once EPO has come off patent and the European Regulators have set the regulatory pathway. We are also moving towards completion of the validation of our facility in Ireland and have built up a strong development team, with expertise in mammalian cell culture, at the facility.

The programme for the development of our insulin technology has been continuing, and this will eventually be transferred into the facility to be built in Penang, Malaysia. This important project, which the Directors believe will add significant value to the Company, requires a total investment of $34 million, and we expect to be funded entirely by South-East Asian investors and the National and Regional Governments of Malaysia. We anticipate that the initial stage of funding will be completed in the near future. Following completion, there is expected to be a cash in-flow of $2 million for this project.

Other programmes have taken a lower priority of late. However, we have an exciting product portfolio that offers some excellent opportunities, including IFN-beta and G-CSF.

It clearly remains the primary focus of the Directors to secure sufficient funding to be able to develop all our programmes at the desired rate and it is evident that we shall not be able to do this by relying solely on funds being generated through the existing commercial operations. We are actively pursuing a number of opportunities, which will potentially bring in cash in-flows from commercial or technology out-licensing collaborations. This is coupled with other international initiatives to generate cash from under-utilised assets. As part of one such initiative, we are pleased to announce that we have signed a letter of intent to contract-manufacture an additional biopharmaceutical, which, if finalised, should bring us revenues from outside Western Europe in 2005.

In the meantime, we have continued to exercise prudent cost control measures and are focusing predominantly on our main development programmes. The investment in our Chinese facility has been completed, and revalidation will commence shortly. However, as is discussed in the financial review, the Board is reviewing its options in respect of this facility.

Overall, the Company has made further progress towards its aim of becoming an international biogeneric company and, although cash remains tight, the Directors have expressed confidence in bringing in near-term funding for the Company.

Financial review

Operating expenditure for the year was below plan, as we preserved cash in the latter part of the financial year and focused predominantly on core activities. Operating losses of £6.9 million included a £750,000 impairment charge on the investment in SGB in China. Revenues in China have been poor during the year, as the facility has been closed since April whilst a £370,000 upgrade was carried out. The Board has for some time been reviewing its options for the facility in China. Commercial opportunities for GM-CSF have now opened up in export markets following the successful completion of our clinical study in Malaysia and the receipt of other export licenses. We are similarly in a better position to address the domestic markets with approval to market additional presentations of GM-CSF having been obtained. Despite this, however, it is the Directors' intention to seek a purchaser for this facility. Not only will this raise cash for the business, but it will also allow senior management to focus on the Company's opportunities in the more lucrative European and US markets. A formal sales document has been prepared and interested purchasers sought. Discussions are currently ongoing with a potential purchaser, but at this time we are unable to disclose the terms being discussed.

Free cash balances of £1,055,153 as at 30 November 2003 are clearly below desired levels, and reflect the delays in a number of expected cash inflows, which were referred to in our last quarterly announcement. We have, however, a number of initiatives in progress, that the Directors have expressed confidence will

bring in near-term funding to the company. The cash inflow from the completion of the first round of funding for our Malaysian facility, which was mentioned in our previous quarterly statement, should occur within two months as ground breaking ceremonies are already being discussed. There are also a number of potential short-term cash in-flows from the Inland Revenue and collaborators, which should provide some interim funding.

The recent interest in biogenerics has, however, opened up some significant funding opportunities, and one of the options we are actively considering is to seek support from our existing and potential new investors for a small fund-raising round. We shall, of course, pursue diligently the sale of the operation in China, and other sales of under-utilised assets, and will continue to seek out-licensing opportunities but these are unlikely to realise cash in the near term. We have received in recent weeks short term loan finance of £0.5 million from our leading shareholder whilst we progress all the above activities, but it is clear that, if no such further loan finance were available and none of the above financing options were to bring in funding within three months, the Company would be unable to meet its financial obligations as they fall due.

These funding initiatives are aimed at providing ongoing funding for the operation, but we clearly need significant additional funding to realise all the potential in the Company for both first and second generation therapeutic proteins. For this we need partners who will be able to help raise the required funding to bring our products to market. It is for this reason that we appointed GMCG to seek out strategic opportunities in the US. Discussions have taken place with a number of parties and early stage negotiations with one, as mentioned in our press release of 16 February 2004. In light of these discussions, and especially as a result of recent events in the US, the Directors have expressed confidence in successfully achieving ongoing funding for the Company.

Consolidated Profit & Loss Account

For the year ended 30 November 2003

	Notes	**Unaudited 12 months to 30 November 2003**	Audited 12 months to 30 November 2002
		£	£
Turnover		**21,575**	155,566
Cost of sales		**(8,801)**	(91,719)
Gross profit		**12,774**	63,847
Administrative expenses		**(3,706,307)**	(3,509,446)
Research and development		**(3,233,093)**	(2,009,851)
Exceptional research and development		**-**	(3,250,000)
Total research and development costs		**(3,233,093)**	(5,259,851)
Total operating expenses		**(6,939,400)**	(8,769,297)
Operating loss		**(6,926,626)**	(8,705,450)
Interest receivable		**91,322**	229,641
Interest payable		**(397,836)**	(134,839)
Loss on ordinary activities before taxation		**(7,233,140)**	(8,610,648)
Tax on loss on ordinary activities		**-**	-
Loss on ordinary activities after taxation		**(7,233,140)**	(8,610,648)
Equity minority interests		**164,876**	138,003
Loss for the year		**(7,068,264)**	(8,472,645)
Loss per share – basic and diluted	9	**(2.4p)**	(2.9p)

All results arise from continuing operations.

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 30 November 2003

	Unaudited 12 months to 30 November 2003	Audited 12 months to 30 November 2002
	£	£
Retained loss for the financial year	**(7,068,264)**	(8,472,645)
Exchange adjustments offset in reserves	**(153,255)**	(177,397)
Total gains and losses recognised for the year	**(7,221,519)**	(8,650,042)
Prior year adjustment	**-**	(983,679)
Total gains and losses recognised since last annual report	**(7,221,519)**	(9,633,721)

Consolidated Balance Sheet

As at 30 November 2003

	Notes	**Unaudited As at 30 November 2003**	Audited As at 30 November 2002
		£	£
Fixed assets			
Intangible fixed assets	4	**6,902,729**	4,121,335
Tangible fixed assets		**7,202,467**	7,095,090
Investment		**11,607**	-
		14,116,803	11,216,425
Current assets			
Stock		**78,599**	146,402
Debtors – due within one year		**517,730**	788,695
Cash at bank and in hand		**1,055,153**	4,750,605
Restricted cash	3	**1,785,200**	1,832,823
		3,436,682	7,518,525
Creditors: amounts falling due within one year		**(2,994,180)**	(2,145,890)
Net Current Assets		**442,502**	5,372,635
Total Assets less Current Liabilities		**14,559,305**	16,589,060
Creditors: amounts falling due after one year		**(1,311,263)**	(1,454,041)
Debentures – convertible loan notes	5	**(7,430,657)**	(3,319,007)
Provisions for liabilities and charges		**(26,349)**	(42,753)
Net assets		**5,791,036**	11,773,259
Share capital and reserves			
Called-up share capital	6	**2,989,858**	2,901,028
Share premium account	6	**21,590,331**	20,223,904
Profit and loss account	6	**(19,079,204)**	(11,857,685)
Shareholders' funds		**5,500,985**	11,267,247
Equity minority interests		**290,051**	506,012
Total capital employed		**5,791,036**	11,773,259

Consolidated Cash Flow Statement

For the year ended 30 November 2003

	Unaudited 12 months to 30 November 2003	Audited 12 months to 30 November 2002
	£	£
Net cash outflow from operating activities	**(4,451,956)**	(4,545,261)
Returns on investments and servicing of finance	**(33,040)**	169,846
Capital expenditure	**(764,074)**	(4,082,257)
Acquisitions and disposals	**(11,607)**	-
Cash outflow before management of liquid resources and financing	**(5,260,677)**	(8,457,672)
Management of liquid resources	**3,714,284**	6,287,145
Financing	**1,317,596**	2,206,907
(Decrease)/Increase in cash in the year	**(228,797)**	36,380

NOTES

1. The preliminary financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP") on the basis of the accounting policies set out in the Group's 2002 annual report, expect for the item referred to below. The preliminary financial statements are unaudited.

   Basis of preparation – going concern
   The financial information in this preliminary statement is prepared on the going concern basis. Should the Company not be a going concern, the balance sheet would need to be reviewed with assets restated to net realisable values and all long term assets and liabilities being reclassified as short-term and provision would be made for further liabilities that might arise.

   As set out in the CEO's statement, the Group is clearly in need of additional funds over the coming months. There are a number of major initiatives to raise further finance, such as through the out-licensing of our products, the sale of underutilised assets such as our business in China and potentially further issues of share capital. The directors are confident that such further funds will be available to meet the requirements of the business for the foreseeable future, but if one of these options did not occur over the coming months, the Company would be unable to meet its financial obligations as they fall due.

2. The 12-month figures to 30 November 2003 are unaudited. The comparative figures for the year ended 30 November 2002 are not statutory accounts but are extracted from the audited statutory accounts. The statutory accounts for the year ended 30 November 2002 have been filed with the Registrar of Companies. They received an unqualified audit report which did not contain a statement under S237(2) or S237(5) of the Companies Act 1985. This preliminary report should be read in conjunction with the statutory accounts for the year ended 30 November 2002.

3. Restricted cash represents the minimum level of funds that are required to be held on deposit as part of the sale and leaseback agreement on the Tullamore plant.

4. Intangible assets

	Know-how	Licences	Goodwill	**Total**
	£	£	£	**£**
Cost				
As at 1 December 2002	33,333	3,250,000	4,694,401	**7,977,734**
Additions	-	3,850,000	-	**3,850,000**
As at 30 November 2003	33,333	7,100,000	4,694,401	**11,827,734**
Amortisation				
As at 1 December 2002	-	3,250,000	606,399	**3,856,399**
Charge for the year	2,223	-	316,383	**318,606**
Impairment write down	-	-	750,000	**750,000**
As at 30 November 2003	2,223	3,250,000	1,672,782	**4,925,005**
Net book value				
As at 30 November 2003	31,110	3,850,000	3,021,619	**6,902,729**
As at 30 November 2002	33,333	-	4,088,002	**4,121,335**

5. Debentures – convertible loan notes

	2003	**2002**
	£	**£**
Convertible Debts		
5% convertible unsecured loan stock due 2007	3,481,507	3,319,007
4% convertible unsecured loan stock due 2004	3,949,150	-
	7,430,657	3,319,007

6. Share capital

	1p ordinary shares Number	**£**
At beginning of year	290,102,752	2,901,028
Issued for consideration	8,883,003	88,830
At end of year	**298,985,755**	**2,989,858**

7. Reserves

	Share premium account	**Profit and loss account**
	£	**£**
At beginning of year	20,223,904	(11,857,685)
Issue of shares	1,366,427	-
Loss for the year	-	(7,221,519)
At end of year	21,590,331	(19,079,204)

8. The directors elected not to pay a dividend in the period.

9. The loss per share is based on the loss of £7,068,264 (2002 £8,472,645) and the weighted average number of shares in the period of 293,996,671 (2002 - 289,971,820)..

10. Further copies are available from the Group's head office – Rosalind Franklin House, Fordham Road, Newmarket, CB8 7XN.

GMX
GeneMedix

File No. 82-34784

press release

£1.9m raised – Placing of new shares for cash

GeneMedix plc ("GeneMedix" or "the Company"), the UK biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, announces that it is raising approximately £1.9 million before expenses through a placing for cash of 13,453,566 new ordinary shares. The new shares, which represent approximately 5 per cent of GeneMedix's issued share capital prior to the placing, have been placed with a number of investors predominantly in Asia at a placing price of 14.40 pence per share. The placing price represents a discount of approximately 10 per cent to the middle market price on London Stock Exchange at 12.00pm on 15 April 2004.

Paul Edwards, Chief Executive Officer, commented:

"These additional funds meet the shortfall highlighted in our Preliminary Statement, in February, and will ensure that we can continue to drive forward our Erythropoietin and Insulin programmes in order to meet our target launch dates.

"We continue to review various opportunities to generate further funds and we are actively progressing a number of initiatives. Our discussions with a potential international partner are ongoing."

15 April 2004

ENQUIRIES:

GeneMedix plc **Tel: 01638 663320**
Paul Edwards, Chief Executive Officer

Bankside **Tel: 020 7444 4140**
Michael Padley
Susan Scott

The new shares will, when issued and fully paid, rank pari passu with the existing issued GeneMedix shares. Application will be made today to the UK Listing Authority for the new shares to be admitted to the Official List. Application will also be made to the London Stock Exchange for the new shares to be admitted to trading on its market for listing securities. It is expected that admission to listing of such securities will become effective and dealings on the London Stock Exchange will commence on 29 April 2004 and shortly thereafter in Singapore.

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, GeneMedix plc confirms that the enlarged share capital of the Company will consist of 312,000,000 ordinary shares of 1 penny each in issue. The international Securities Identification Number for GeneMedix plc ordinary shares is GB0009534610.

GMX
GeneMedix

press release

Monomeric Insulin Patent Issued

GeneMedix plc ("GeneMedix" or "the Company"), the UK biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, announces that it has had its first patent issued for a novel monomeric insulin. The fast acting insulin analogue was discovered by scientists at the Shanghai Institute of Biochemistry and Cell Biology (IBCB), with whom GeneMedix has agreements to commercialise new technology.

The International Patent Application Number PCT/GB00/03460 was filed in September 2000 and the first national patent has been granted in Australia. The Australian patent entitled "Monomeric analogues of human insulin", Number 767006, is valid for twenty (20) years from 8 September 2000. National patent reviews are currently underway in other major territories including Europe and the USA.

The Company intends to develop the analogue through to completion of Phase I clinical trials before securing an international partner to complete the development and commercialisation of the product. There are two fast acting insulin analogues currently marketed by Eli Lilly and Novo Nordisk, with combined sales estimated to be in excess of US$1 billion. Analogues are the fastest growing segment in the US$4.4 billion world insulin market.

Paul Edwards, GeneMedix's Chief Executive Officer, commented:

"This is a significant event for GeneMedix for two reasons. Firstly, it is the first piece of novel technology from our partners at the Shanghai Institute of Biochemistry and Cell Biology for which we have been granted a patent outside of China; we hope this is the first of many. Secondly, our potential ability to develop a novel insulin analogue, together with our ongoing development programme for a generic human insulin, underlines our determination to be a significant player in the global multi-billion dollar diabetes market."

19 May 2004

ENQUIRIES:

GeneMedix plc **Tel: 01638 663320**
Paul Edwards, Chief Executive Officer

Bankside **Tel: 020 7444 4140**
Michael Padley
Susan Scott

GMX
GeneMedix

File No. 82-34784

press release

Quarter 1 Results for the three months to 29 February 2004

GeneMedix plc ("GeneMedix" or "the Company"), the UK biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, announces its interim results for the three months to 29 February 2004. GeneMedix is involved in the development and manufacture of therapeutic proteins using recombinant DNA technology and novel cell culture.

Key highlights for the period

- Appointment of US Investment Bankers to develop corporate activities and target strategic US merger and acquisition opportunities.
- Appointment of Bank of New York as Depositary Bank for NASDAQ listing.
- Preliminary discussions initiated with an international pharmaceutical products company.
- Operating loss of £1.4 million and cash burn in line with budgets.
- EPO and Insulin Development programmes remain on schedule.

Post period

- £1.9 million raised through placing of new shares for cash.
- Monomeric insulin patent issued.

Paul Edwards, Chief Executive Officer, commented:

"In the first quarter of the financial year, GeneMedix has continued to exercise prudent cost control measures whilst focusing, predominantly, on our main process development programmes for Erythropoietin and human insulin.

"*We* have also focused on positioning ourselves in the US market, and announced the first steps of our plans to list on NASDAQ".

27 May 2004

ENQUIRIES:

GeneMedix plc **Tel: 01638 663320**
Paul Edwards, Chief Executive Officer

Bankside **Tel: 020 7444 4140**
Michael Padley
Susan Scott

Chief Executive Officer's Statement

In the first quarter of the financial year, GeneMedix has continued to exercise prudent cost control measures whilst focusing, predominantly, on our main process development programmes for Erythropoietin and human insulin, which remain on track. We are still targeting to commence our pre-clinical and clinical programme for EPO later this year. As we have stated before, we are confident that the design of our pre-clinical and clinical programmes are such that we will be able to demonstrate comparability with the marketed product, and that the advice given to us by the CPMP will be consistent with the requirements of the European Commission.

We have also been focused on positioning ourselves in the US market as we have become increasingly aware of a marked increase in interest in the biogenerics field from both within the US investment community and from the US generic medicines industry. It was for these reasons that we appointed in January the New York based Investment Bankers, Global Markets Capital Group LLC, to act as strategic and corporate advisors in the US. We will look to them to help develop our corporate activities and target strategic US merger and acquisition opportunities. This will be supported by a programme of accessing the US capital markets with a view to increasing shareholder value, broadening GeneMedix's shareholder base and improving the Company's financial position.

In February we announced the first step of our plans to list on NASDAQ with the appointment of the Bank of New York to act as the depositary bank for a Level One American Depositary Receipt program. Later in February, we confirmed the market speculation that a significant transaction was being negotiated with an international pharmaceutical products company, but were unable to comment as to whether this transaction would lead to a merger between the two companies. I am still not able to make any clear statements to the market on this matter, but can confirm that those discussions are continuing.

We were also pleased to announce last week the issue of the Company's first patent, which was for a novel monomeric insulin. The fast acting insulin analogue was discovered by scientists at the Shanghai Institute of Biochemistry and Cell Biology (IBCB), with whom GeneMedix has agreements to commercialise new technology.

As we have maintained in recent statements, it remains the Directors' intention to secure sufficient funding to be able to develop all our programmes at the desired rate. The recently announced fundraising of £1.9 million through the placing of new shares, is part of this process, although we clearly have to continue pursuing other opportunities that will provide the funds to address our short to medium term needs. We are progressing a number of opportunities to obtain revenues or investment from commercial or technology out-licensing collaborations, as well as looking to generate cash from under-utilised assets.

Overall, the Company continues to make progress towards its stated aim to build a global company focused on research, development and manufacture of generic therapeutic proteins and improved formulations of these proteins.

Financial review

Operating losses of £1.4 million and cash burn for the period were as planned and reflect the Company's current focus on concentrating expenditure on its main development activities of EPO and Insulin. Cost savings have been achieved where possible and we shall carry on exercising prudent control over expenditure until the Company has secured additional funding to meet the short and medium term requirements. There were no revenues in the period.

Our free cash balance at the end of the period of £526,563 was boosted by a share placing of £1.9 million in the post period, and this has allowed us to continue committing significant investment to our core programmes and to move to completing final stage validation of our facilities in Ireland and China. As mentioned above, we are, however, vigorously pursuing a number of other initiatives that are intended to bring in funding in the near-term, such as the proposed sale of our Chinese facility, licensing revenues from partners for our technology and potential further issues of capital. The Directors continue to express confidence that one or more of these initiatives, which are aimed at achieving cash generation in the near term, will provide the Group with the funding to continue its activities for the foreseeable future.

Consolidated profit and loss account

For the quarter ended 29 February 2004

	3 months to 29 February 2004 Unaudited £	3 months to 28 February 2003 Unaudited £	12 months to 30 November 2003 Audited £
Turnover	-	21,977	21,575
Cost of sales	-	(9,384)	(8,801)
Gross profit	-	12,593	12,774
Administrative expenses	**(863,626)**	(689,482)	(3,706,307)
Research and development	**(489,374)**	(341,794)	(3,233,093)
Total operating expenses	**(1,353,000)**	(1,031,276)	(6,939,400)
Operating loss	**(1,353,000)**	(1,018,683)	(6,926,626)
Interest receivable	**9,672**	26,533	91,322
Interest payable	**(104,192)**	(69,376)	(397,836)
Loss on ordinary activities before taxation	**(1,447,520)**	(1,061,526)	(7,233,140)
Tax on loss on ordinary activities	-	-	-
Loss on ordinary activities after taxation	**(1,447,520)**	(1,061,526)	(7,233,140)
Equity Minority interests	**24,402**	24,305	164,876
Loss for the period	**(1,423,118)**	(1,037,221)	(7,068,264)
Loss per share – basic and diluted	**(0.5p)**	(0.4p)	(2.4p)

All results arise from continuing operations.

Consolidated statement of total recognised gains and losses

For the quarter ended 29 February 2004

	3 months to 29 February 2004 Unaudited £	3 months to 28 February 2003 Unaudited £	12 months to 30 November 2003 Audited £
Retained loss for the period	**(1,423,118)**	(1,037,221)	(7,068,264)
Exchange adjustments offset in reserves	**(68,923)**	(17,762)	(153,255)
Total losses recognised for the period	**(1,492,041)**	(1,054,983)	(7,221,519)

Consolidated balance sheet

29 February 2004

	29 February 2004 Unaudited £	28 February 2003 Unaudited £	30 November 2003 Audited £
Fixed assets			
Intangible fixed assets	**6,839,223**	4,042,239	6,902,729
Tangible fixed assets	**6,704,724**	7,444,004	7,202,467
Investment	**11,607**	-	11,607
	13,555,554	11,486,243	14,116,803
Current assets			
Stock	**47,475**	197,997	78,599
Debtors	**482,060**	1,029,412	517,730
Restricted cash	**1,606,632**	2,205,993	1,785,200
Cash at bank and in hand	**526,563**	3,061,858	1,055,153
	2,662,730	6,495,260	3,436,682
Creditors: amounts falling due within one year	**(3,277,614)**	(2,439,308)	(2,994,180)
Net current (liabilities)/assets	**(614,884)**	4,055,952	442,502
Total assets less current liabilities	**12,940,670**	15,542,195	14,559,305
Creditors: amounts falling due after one year	**(1,139,795)**	(1,454,558)	(1,311,263)
Debenture – convertible	**(7,509,350)**	(3,359,075)	(7,430,657)
Provisions for liabilities and charges	**(39,906)**	(40,512)	(26,349)
Net assets	**4,251,619**	10,688,050	5,791,036
Share capital and reserves			
Called-up share capital	**2,989,858**	2,901,028	2,989,858
Share premium account	**21,590,331**	20,223,904	21,590,331
Profit and loss account	**(20,571,245)**	(12,912,666)	(19,079,204)
Shareholders' funds	**4,008,944**	10,212,266	5,500,985
Equity Minority interests	**242,675**	475,784	290,051
Total capital employed	**4,251,619**	10,688,050	5,791,036

Consolidated Cash Flow Statement

For the period ended 29 February 2004

	3 months to 29 February 2004 Unaudited £	3 months to 28 February 2003 Unaudited £	12 months to 30 November 2003 Audited £
Net cash outflow from operating activities	**(185,053)**	(1,175,103)	(4,451,956)
Returns on investments and servicing of finance	**(15,350)**	18,227	(33,040)
Capital expenditure	**(28,761)**	(557,120)	(764,074)
Acquisitions and disposals	**-**	-	(11,607)
Cash outflow before management of liquid resources and financing	**(229,164)**	(1,713,996)	(5,260,677)
Management of liquid resources	**648,549**	2,119,933	3,714,284
Financing	**(373,308)**	235,481	1,317,596
Increase/(decrease) in cash in the year	**46,077**	641,418	(228,797)

Reconciliation of group operating loss to net cash outflow from operating activities

	3 months to 29 February 2004 Unaudited £	3 months to 28 February 2003 Unaudited £	12 months to 30 November 2003 Audited £
Operating loss	**(1,353,000)**	(1,018,683)	(6,926,626)
Depreciation	**190,124**	208,207	824,649
Amortisation of intangible assets	**63,506**	79,096	318,605
Impairments on goodwill	-	-	750,000
Decrease/(increase) in stock	**31,124**	(51,596)	67,803
Decrease/(increase) in debtors	**283,927**	(256,585)	(183,773)
Increase/(decrease) in creditors	**585,709**	(133,301)	713,790
Increase/(decrease) in provisions	**13,557**	(2,241)	(16,404)
Net cash outflow from operating activities	**(185,053)**	(1,175,103)	(4,451,956)

Notes:

1. Basis of preparation

   The 3-month figures to 29 February 2004 and 28 February 2003 are unaudited. The comparative figures for the year ended 30 November 2003 are not statutory accounts but are extracted from the audited statutory accounts. The statutory accounts for the year ended 30 November 2003 have not been filed with the Registrar of Companies. They received an unqualified audit report which did not contain a statement under S237(2) or S237(3) of the Companies Act 1985. The quarterly report should be read in conjunction with the statutory accounts for the year ended 30 November 2003.

2. Going concern

   The Directors estimate that cash and short term investments held at the date of approval of the quarterly results within the Group are not sufficient to continue funding the trading activities of the Group for a further twelve months from the date of approval of the quarterly results. Accordingly, the Directors currently plan to secure additional funds through the out-licensing of products, the sale of underutilised assets such as the business in China and potentially further issues of share capital, which the Directors expect would enable the Group to continue its activities for the foreseeable future. There is uncertainty over the amount of funds that would be obtained and whether they would be received within the expected timescale. However, the Directors believe that the Company will obtain such additional funds and therefore that it is appropriate that these quarterly results are prepared on a going concern basis. The basis of preparation assumes that the Company and its subsidiaries will continue in operational existence for the foreseeable future, the validity of which depends on GeneMedix plc being able to obtain adequate funds to continue its activities.

3. The Directors elected not to pay a dividend in the period.

4. Further copies are available from the Group's head office – Rosalind Franklin House, Fordham Road, Newmarket, Suffolk, CB8 7XN.

GMX
GeneMedix

File No. 82-34784

press release

GeneMedix Completes Level One ADR Program

GeneMedix plc ("GeneMedix" or "the Company"), the UK biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, announces the establishment of a Level One American Depositary (ADR) program. The GeneMedix ADRs have been declared effective by the US Securities and Exchange Commission (SEC). As previously mentioned, The Bank of New York has been appointed as the depositary bank and the New York based investment bank, Global Markets Capital Group, is managing the ADR process.

The code for GeneMedix's ADR is GNMXY and its CUSIP number is 36870R101. Each GeneMedix ADR represents 20 ordinary shares of GeneMedix, as traded in the UK market. Trading activity may be viewed on the Bloomberg website, www.bloomberg.com.

GeneMedix is currently preparing a Form 20-F for lodgement with the SEC as part of its next step of achieving the more significant Level Two ADR program. A Level Two ADR program is a US listing (with US GAAP and full SEC compliance). The listing will allow for GeneMedix ADRs to trade on the fully automated, screen based Small Cap NASDAQ market.

Commenting on the ADR program, Mr Paul Edwards, CEO of GeneMedix plc stated:

"The program will open up the important US capital markets for the company and is the first step towards a future US listing for GeneMedix."

For the benefit of shareholders the following information is provided:

About American Depositary Receipts (ADRs)

ADRs are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases the company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, The Bank of New York, to issue ADRs. ADRs may trade freely, just like any other security, in the US Over-the-Counter (OTC) market.

GeneMedix Sponsored Level One American Depositary Receipts

GeneMedix has entered a Sponsored Level One ADR program, which is a convenient way to access the US market. The company's Level One ADRs are traded in the US OTC market. The company does not have to comply with US Generally Accepted Accounting Principles (GAAP) or full Securities and Exchange Commission (SEC) disclosure. Essentially a Sponsored Level One ADR program allows non-US companies to enjoy the benefits of a publicly traded security in the US without changing its current reporting process.

US brokers may deal either directly in GeneMedix shares on the LSE or in ADRs in the OTC market. Some US investors, particularly certain domestic mutual funds, are constrained from investing directly in foreign securities and ADRs provide the opportunity for them to invest in LSE listed GeneMedix.

About GeneMedix

GeneMedix is a UK based biopharmaceutical company focused on the development of biogenerics, or generic versions of currently marketed biopharmaceutical therapeutics, including erythropoietin (EPO) for the treatment of anaemia, interferon beta for the treatment of multiple sclerosis, recombinant insulin for the treatment of diabetes, and interferon alfa for the treatment of hepatitis C and hepatitis B.

About Bank of New York

The Bank of New York Company (NYSE: BK) is a global leader in securities servicing for issuers, investors and financial intermediaries. The Bank of New York Company plays an integral role in the infrastructure of the capital markets, servicing securities in more than 100 markets worldwide. It provides quality solutions through leading technology for global corporations, financial institutions, asset managers, governments, non-profit organisations and individuals. Its principal subsidiary, The Bank of New York, founded in 1784, is the oldest Bank in the United States and has a distinguished history of serving clients around the world through its five primary businesses: Securities Servicing and Global Payment Services, Private Client Services and Asset Management, Corporate Banking, Global Market Services and Retail Banking.

About Global Markets Capital Group

Global Markets Capital Group, LLC is an independent investment banking firm providing innovative strategic advisory services and mergers and acquisitions expertise globally to public and private companies. Through its advisory roles and its network of global companies active in Europe, Asia, Australia and the US, the firm has assisted numerous international life sciences and emerging technology companies in achieving their strategic goals.

22 June 2004

NB: An AGM Statement will be released later today.

ENQUIRIES:

GeneMedix plc — **Tel: 01638 663320**
Paul Edwards, Chief Executive Officer

Global Markets Capital Group, LLC — **Tel: 1 212 808 9700**
Mark Saunders, President

Bankside Consultants — **Tel: 0207 444 4140**
Michael Padley/Susan Scott

Further copies are available from the Group's head office – Rosalind Franklin House, Fordham Road, Newmarket, Suffolk, CB8 7XN

File No. 82-34784

GMX
GeneMedix

press release

AGM Statement

Paul Edwards, Chief Executive Officer of GeneMedix plc ("GeneMedix" or "the Company"), the UK biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, made the following statement at today's Annual General Meeting:

"I would like to take this opportunity briefly to update our investors of recent developments at the Company. We are actively working on four products at the moment, namely erythropoietin (EPO), human insulin, interferon alfa and GM-CSF.

The process development programme for EPO has gone well and we now believe we are capable of producing a product that is comparable to the innovator product, Eprex. We requested scientific advice from the CPMP, the scientific advisory body to the European Regulatory Agency, and received responses to our proposals for our development programme (including a future clinical study) for registering Epostim® in the European Union. The current timelines for this programme would see us filing our submission to the EMEA in mid 2006, with bulk product being produced at our facility in Ireland. We maintain a strong belief that the market for "generic" versions of EPO will present an extremely good opportunity for high quality products. Entry barriers are clearly high in terms of patent protection, regulatory challenges and manufacturing requirements, and we believe that this will ensure that the number of potential entrants into the market will remain relatively small, and help to protect against excessive price erosion. Our Irish manufacturing facility in Tullamore has now undergone an extensive validation programme, and we are currently discussing with the Irish Medicines Board the best time for them to carry out an inspection.

The process development programme for human insulin is also progressing well, with very satisfactory fermentation yields being obtained. Whilst the programme is at an earlier stage than EPO, we are confident that we will be able to finalise a scaleable commercial process by mid 2005. We remain hopeful that we are nearing the final stage of bringing in funding in Malaysia that will allow us to commence building a manufacturing facility in Penang for the production of the human insulin. Last month we announced that we had received notification of issue for our patent for a novel monomeric insulin analogue. We now intend further to develop this product, which underlines our determination to be a significant player in the global, multi-billion dollar diabetes market.

The third product under development is interferon alfa, which still requires some further work to produce a product that we believe is comparable to the innovator product. Once this work is complete, we will review the development programme for a second generation version of the product with our collaboration partner, and decide the best way forward.

Our GM-CSF product, Neustim®, which is produced at our Chinese facility, has never achieved significant sales in China, as the market for the innovator product virtually disappeared against competition from G-CSF. However, we have recently drafted an agreement with a Russian company, who are currently evaluating the product with a view to launching it on the Russian market. Furthermore, we continue to look at the best way forward for our Chinese operation, which may result in our selling our holding in the Company while maintaining the international commercialisation rights to the products.

Within our portfolio of products we also have access to G-CSF, interferon beta and human growth hormone via a licensing agreement with Antibioticos. The process development of these

products has, to date, been handled by our partner. However, we are now looking at various options for accelerating the development of one or more of these products.

We have been looking to capitalise on the marked increase in interest in the biogenerics field from the US investment community and the US generic medicines industry. Via our US advisors, Global Markets Capital (GMCG), and the Bank of New York, we have now established a Level One American Depositary (ADR) program. We are currently preparing a Form 20-F for lodgement with the SEC as part of the next step towards achieving a Level Two ADR program, which will allow GeneMedix ADRs to be traded on the Small Cap NASDAQ market.

In February, we announced that we had commenced preliminary talks for a significant transaction with an international pharmaceutical products company, which would be consistent with our stated aim to build a global company focused on the research, development and manufacture of generic therapeutic proteins and improved formulations of these proteins. We further announced that no outright cash offer for GeneMedix plc had been proposed, nor did the Directors believe that any such offer was being contemplated. That remains the opinion of the Directors, and I can confirm that we are still in discussions with that company.

Whilst we have seen significant developments over the past few months, it remains the duty of the Directors to remind people of some of the inherent risks and uncertainties of building a biopharmaceutical products company, based on the launch of so-called "biogenerics", and to acknowledge some of the challenges facing the Company.

Two such uncertainties are the regulatory risk and the risk of patent infringement. On the regulatory front, we believe that the advice we have received from the CPMP will enable us to develop a product that will satisfy the requirements of the European Commission (EC). We are mindful of the recent case in which Sandoz did not receive approval for their human growth product from the EC, having received positive scientific advice from the CPMP. However, we believe our process with the CPMP has been rigorous, and that our proposed programme meets the requirements of the new legislation.

Whilst we take great care to minimise the risk of infringement of existing patents, there are a number of grey areas under patent legislation. One of these areas is the extent to which development work can be defined as experimental, or where it would be defined as part of the commercialisation process and therefore has the potential to infringe a patent. The new EU Pharmaceutical Directive, which includes a Bolar provision, should remove this uncertainty, as it will allow all development work to be carried out without infringing a patent. Relevant patents that could potentially impact on our EPO development work expire in November 2005, some time before our proposed product launch. However, if the Irish government delay adoption of the Bolar provision, there is some risk that programmes currently planned to take place at our Irish facility may have to be moved or delayed. We believe, however, that the worst case would result in a delay of no longer than 9-12 months to the EPO programme.

I stated earlier that we remained hopeful that we were nearing the final stage of funding our Malaysian Insulin Company, and indeed the project continues to receive support from senior representatives from within both the Penang and Federal Governments. However, the whole funding process has taken longer than we had initially anticipated, and has not yet been completed. To that end, we have initiated additional discussions with commercial organisations in other territories.

I should again stress that it remains the Directors' intention to secure sufficient funding to be able to develop all our programmes at the desired rate. The recently announced fundraising of £1.9 million through the placing of new shares is part of this process, although we clearly have to continue pursuing other opportunities that will provide the funds to address our short and medium term needs. We are progressing a number of opportunities to obtain revenues or investment from commercial or technology out-licensing collaborations, as well as looking to generate cash from under-utilised assets. Delays in receiving additional funding are likely to significantly impact on the progress of the development programmes.

I have attempted in this brief overview to highlight the recent achievements of GeneMedix, whilst at the same time to make people aware of the challenges we face. However, I believe the Company is well positioned to make progress towards its stated aim to build a global company focused on research, development and manufacture of generic therapeutic proteins and improved formulations of these proteins."

Paul Edwards – 22 June 2004

ENQUIRIES:

GeneMedix plc **Tel: 01638 663320**
Paul Edwards, Chief Executive Officer

Bankside Consultants **Tel: 0207 444 4140**
Michael Padley/Susan Scott

Further copies are available from the Group's head office – Rosalind Franklin House, Fordham Road, Newmarket, Suffolk, CB8 7XN